SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2000



A. Full Title of the Plan and the Address of the Plan, if Different from that of the Issuer named below:

                   Vectren Corporation Retirement Savings Plan

B. Name of issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Officer:

                               Vectren Corporation

                              20 N.W. Fourth Street

                            Evansville, Indiana 47714

                               VECTREN CORPORATION

                             RETIREMENT SAVINGS PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                  WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                                TABLE OF CONTENTS

                                                                      Page

Report of Independent Public Accountants ...............................1

Statements of Net Assets Available for Benefits.........................2

Statements of Changes in Net Assets Available

    for Benefits........................................................3

Notes to Financial Statements..........................................4-9

Schedule H - Schedule of Assets Held for Investment
 Purposes .............................................................10

Signatures.............................................................11

Exhibit 23.............................................................12


Note: The accompanying financial statements have been prepared for the purpose of filing with Form 5500. Supplemental schedules required by the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Vectren Corporation
Investment Committee:

We have audited the accompanying statements of net assets available for benefits of the VECTREN CORPORATION RETIREMENT SAVINGS PLAN as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                            ARTHUR ANDERSEN LLP



Indianapolis, Indiana,
June 8, 2001.


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                               VECTREN CORPORATION

                             RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999

                                                             2000           1999
                                                      -----------    -----------

ASSETS:

    Cash                                              $   115,475   $        -
    Investments, at market value (Note 2)-
       Vectren Corporation Common Stock Fund           35,564,177            -
       Indiana Energy, Inc. Common Stock Fund                 -       25,585,771
       Common trust fund                               10,370,511      9,176,232
       Mutual funds                                    43,099,318     37,328,943
       Participants' loans                              2,595,062      2,534,279
                                                      -----------    -----------
                  Total investments                    91,629,068     74,625,225

    Receivables-
       Employer contribution                              129,400         27,042
       Employee contributions                             421,904         62,110
                                                      -----------    -----------
                Total receivables                         551,304         89,152
                                                      -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS                     $92,295,847    $74,714,377
                                                      ===========    ===========


The accompanying notes to financial statements and schedule are an integral part of these statements.


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                               VECTREN CORPORATION

                             RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                          2000            1999
                                                  ------------    ------------
ADDITIONS:
    Investment income-

       Interest income                            $    206,123    $    224,930
       Dividend income                               5,018,091       4,277,932
       Net appreciation (depreciation) of
         investments                                 6,936,002      (7,884,851)
       Other income, net                                60,909              86
                                                  ------------    ------------
           Total investment income (loss)           12,221,125      (3,381,903)

    Contributions-
       Employee                                      6,382,352       3,119,696
       Employer                                      2,151,076       1,355,598
       Transfer from 401(k) Plan for Salaried
       Employees of Southern Indiana Gas
       and Electric Company (Note 1)                 6,479,727             -
       Transfers from other plans (Note 1)              35,335             -
                                                  ------------    ------------
           Total contributions                      15,048,490       4,475,294

DEDUCTIONS:

    Distribution of benefits to participants        (9,688,145)     (5,846,262)
                                                  ------------    ------------
           Net increase (decrease)                  17,581,470      (4,752,871)

NET ASSETS AVAILABLE FOR PLAN BENEFITS

    Beginning of year                               74,714,377      79,467,248
                                                  ------------    ------------
    End of year                                   $ 92,295,847    $ 74,714,377
                                                  ============    ============


The accompanying notes to financial statements and schedule are an integral part of these statements.

                               VECTREN CORPORATION

                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE PLAN

         a.  General

The Vectren Corporation Retirement Savings Plan (the Plan), formerly the Indiana Energy, Inc. Retirement Savings Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. The Plan's sponsor is Vectren Corporation (the Company). The Plan The Company serves as the plan administrator. An Investment Committee (Plan Committee) has been appointed by the Board of Directors of the Company to administer the Plan. Further details of the Plan are provided in the Summary Plan Description which has been distributed to all plan participants.

On March 31, 2000, Indiana Energy, Inc. (Indiana Energy) and SIGCORP, Inc. completed a merger to form a new holding company named Vectren Corporation (Vectren). As provided for in the merger agreement, Indiana Energy shareholders received one share of Vectren common stock for each share of Indiana Energy held at the March 31, 2000 closing date. SIGCORP, Inc. shareholders received 1.333 shares of Vectren common stock for each share of SIGCORP, Inc. held at the March 31, 2000 closing date.

As a result of the merger, shares of Indiana Energy held by the Plan in the Indiana Energy, Inc. Common Stock Fund were converted on a one for one basis into shares of Vectren. As a result of the merger, the Indiana Energy, Inc. Investment Committee was renamed the Vectren Corporation Investment Committee.

On April 1, 2000, the Plan was renamed the Vectren Corporation Retirement Savings Plan. On July 1, 2000, the Plan was restated and amended to merge the following plans: the 401(k) Plan for Salaried Employees of Southern Indiana Gas and Electric Company, the SIGCORP, Inc. 401(k) Profit Sharing Plan, and the SIGECO Advanced Communication, Inc. Non-Standardized 401(k) Profit Sharing Plan.

The Plan was restated again on October 1, 2000 to allow Southern Indiana Gas and Electric Company Bargaining Unit Employees and Vectren Energy Delivery of Ohio, Inc. employees to participate in the Plan.

The following companies have elected to participate in the Plan through approval by their respective Board of Directors: Vectren Corporation, Indiana Gas Company, Inc., IGC Energy, Inc., IEI Investments, Inc., IEI Services, LLC, IEI Financial Services, LLC, Southern Indiana Gas and Electric Company, SIGECO Advanced Communication, Inc., Vectren Energy Delivery of Ohio, Inc., and Vectren Utility Holdings, Inc.

         b.  Participation

Effective January 1, 1999, participation in the Plan is limited to those employees not covered by a collective bargaining agreement who have completed at least one hour of service and are expected to complete 1,000 hours of service during their first 12 months of employment. Employees that are not expected to meet the 1,000 hours of service threshold are eligible to participate after completing one year of service. Employees covered by a collective bargaining agreement become eligible to participate upon the completion of 1,000 hours of service or are employed for six months, whichever occurs first. Each participant's account is adjusted daily for contributions, withdrawals, distributions, income earned, changes in the value of trust fund assets and expenses directly related to investment transactions.

         c.  Contributions and Vesting

Plan participants may elect to contribute from 1% to 19%, in whole percentages, of their eligible compensation. All participants' contributions are fully vested. The Company matches 100% of the first 6% of eligible compensation contributed by non-bargaining unit employees who were Indiana Energy employees prior to March 31, 2000. The Company matches 50% of the first 6% of eligible compensation contributed by non-bargaining unit employees who were not employed by Indiana Energy or its subsidiaries prior to March 31, 2000. Effective July 1, 2000, the Company will additionally contribute an amount equal to 3% of non-bargaining unit employees compensation for employees who were not employed by Indiana Energy prior to March 31, 2000.

The Company matches 50% of the first 4% of eligible compensation contributed by bargaining unit employees. The Company's matching contribution for bargaining unit employees covered under the Utility Workers Union of America, Local 175
(UWUA) agreement is limited to $1,000 per year. Additionally, the Company will contribute an annual contribution for employees covered under the UWUA of $900, which increases annually as defined in the Plan document. Employees covered by a collective bargaining unit agreement may additionally contribute 100% of any payout under the Performance Incentive Plan and any guaranteed annual payment earned by the employee, although no employer matching contribution will be made on these contributions.

Contributions are subject to maximum limitations as defined in the Internal Revenue Code (the Code) and are invested in 5% increments in the Vectren Corporation Common Stock Fund, one common trust fund and seven mutual funds, as directed by participants.

Non-bargaining unit employees who were not employees of Indiana Energy prior to March 31, 2000 vest over 5 years of service in 20% increments in employer matching contributions. These employees vest in discretionary employer contributions after 5 years of service. All other employees, including bargaining unit employees and non-bargaining unit employees who were employed by Indiana Energy prior to March 31, 2000 are fully vested in all employer contributions after 5 years of service.

         d.  Distributions

Upon termination, retirement, or disability, a participant has the option to receive a lump sum distribution or periodic installments over a period not to exceed 10 years, unless benefits are less than $5,000. If benefits are less than $5,000, the participant is required to receive a lump sum distribution. If a lump sum distribution is received, the participant may defer immediate taxation by rolling over the amount into a qualified plan or an individual retirement account (IRA). Also, if a lump sum distribution is received, the participant or beneficiary may elect to receive investments in the Vectren Corporation Common Stock Fund in whole shares with fractional shares paid in cash.

Upon death of a participant, the beneficiary will continue to receive benefits if the participant had already began receiving benefit payments. If the participant had not began receiving benefit payments, the beneficiary will receive a lump sum distribution of the participant's account balance within 5 years of the participant's death unless an election was made to distribute the participant's account balance in equal installments over a period not greater than 10 years to the beneficiary. If the beneficiary is the participant's spouse, an election can be made not to begin distributions before the participant would have reached age 70-1/2.

         e.  Forfeited Accounts

At December 31, 2000 and 1999, forfeited nonvested accounts totaled approximately $60,182 and $87,300, respectively. These accounts will be used to reduce future employer contributions. Also, employer contributions were reduced by approximately $28,471 and $32,000 from forfeited, nonvested accounts in 2000 and 1999, respectively.

         f.  Withdrawals While Employed

Subject to the terms of the Plan, once an employee reaches age 59-1/2 and has completed 5 years of service, the employee can withdraw the partial or full value of his account at any time without penalty.

Prior to age 59-1/2, an employee can withdraw employee contributions and employer matching and discretionary contributions if the employee satisfies certain hardship requirements as defined in the Plan. The distribution can be the amount necessary to satisfy the immediate financial need of the participant and is only available after the participant has obtained all other distributions and loans available under the Plan.

         g.  Participant Loans

The Plan allows eligible participants to borrow up to 50% of the vested amount of their account balance up to $50,000 with a minimum borrowing of $1,000. Each loan shall bear interest at a rate determined by the Plan Committee and is collateralized by the participant's remaining balance in his/her account. The term of the loan is mutually agreed upon by the Plan Committee and the participant. The loan repayment period shall not exceed 5 years, except in instances where the loan proceeds were used to acquire the principal residence of the participant. Each participant for whom a loan is approved will be charged a $50 fee which is deducted from the participant's account. These fees are classified as Other income, net on the Statements of Changes in Net Assets Available for Benefits.

A participant may have no more than one active loan outstanding. Loan payments, both principal and interest, shall be reapplied to the participant's account and reinvested in the applicable fund based on the participant's current election. At December 31, 2000 and 1999, there were 361 and 302 participant loans outstanding, respectively.

         h.  Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price (the Trustee). Therefore, these transactions qualify as party-in-interest transactions. Investment management fees paid by the Plan for investment management services amounted to $5,000 and $4,000 for the year ended December 31, 2000 and 1999, respectively, and are included in Other income, net in the accompanying Statements of Changes in Net Assets Available for Benefits. Additionally, the Company performs certain services at no cost to the Plan and pays certain trustee fees and recordkeeping costs for the benefit of the Plan.

         i.  Plan Termination

While it has not expressed any intention to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Upon partial or total termination of the Plan, the participants' accounts shall become fully vested and nonforfeitable.

j.  Voting  Rights  of  Vectren   Corporation  Common  Stock  Fund  Participants
-------------------------------------------------------------------

Each participant who has an account balance in the Vectren Corporation Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders for all shares of Vectren Corporation common stock (including fractional shares), represented by the value of the participant's interest in the Vectren Corporation Common Stock Fund.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a.  Basis of Accounting

Account records maintained by the Trustee are on the cash basis. The accompanying financial statements have been prepared on an accrual basis.

         b.  Investments

Investments are stated at current market value as determined by the Trustee using quoted market prices (see Schedule H). Participant loans are valued at cost which approximates market prices. Investment transactions are reported on the trade date. All investment transactions are participant directed.

The following presents investments that represent 5% or more of the Plan's net assets at December 31.

                                                2000          1999
                                         -----------   -----------

Vectren Corporation Common Stock Fund    $35,564,177   $       -
Indiana Energy, Inc. Common Stock Fund           -      25,585,771
T. Rowe Price-
    Stable Value Common Trust Fund        10,370,511     9,176,232
    Equity Income Fund                    13,521,053    13,539,000
    Balanced Fund                          9,344,933     8,808,720
    New Horizons Fund                            -       4,176,322
    Equity Index 500 Fund                  5,957,565     6,659,535
Franklin Small Cap Growth Fund             5,632,059           -
Janus Fund                                 6,374,907           -

During 2000 and 1999, the Plan's investments (including realized and unrealized gains and losses on investments) appreciated (depreciated) in value by $6,936,002 and $(7,884,851), respectively, as follows:

                                                 2000            1999
                                         ------------    ------------

Mutual funds and common trust fund       $ (2,416,202)   $  1,904,647
Indiana Energy, Inc. Common Stock Fund     (1,400,549)     (9,789,498)
Vectren Corporation Common Stock Fund      10,752,753             -
                                         ------------    ------------
                                         $  6,936,002    $ (7,884,851)
                                         ============    ============

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate and market volatility risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

         c.  Distributions

Distributions to withdrawing participants are recorded when paid.

         d.  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

3.  TAX STATUS

The Company has made certain amendments to the Plan since receiving its last determination letter, dated August 5, 1999, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). In the opinion of the Plan Committee, the Plan is currently designed and continues to operate in a manner that qualifies it under IRC Section 401(a) and, therefore, is exempt from income taxes under the provisions of IRC Section 501(a). Accordingly, no provision for Federal income taxes has been made.

                                                                 SCHEDULE H

                               VECTREN CORPORATION

                             RETIREMENT SAVINGS PLAN

                            SCHEDULE H, PART IV, LINE 4i -

                    SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 2000

                                EIN (35-2086905)

                                                            Market Value
                                                            ------------
INVESTMENTS:

    *Vectren Corporation Common Stock Fund                   $35,564,177

    *T. Rowe Price-

          Stable Value Common Trust Fund                      10,370,511

          Equity Income Fund                                  13,521,053

          Balanced Fund                                        9,344,933

          International Stock Fund                             2,037,755

          Equity Index 500 Fund                                5,957,565

         Franklin Small Cap Growth fund                        5,632,059

         Janus Fund                                            6,374,907

      PIMCO Total Return Fund                                    231,046

    Participants' loans, interest ranging
        from 7.0% to 10.0%                                     2,595,062
                                                             -----------
                                                             $91,629,068
                                                             ===========


    * As disclosed in Note 1, represents parties-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Vectren Corporation Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               VECTREN CORPORATION
                             RETIREMENT SAVINGS PLAN

Dated June 28, 2001

                                 /s/ Timothy L. Burke_______________________
                               ---------------------------------------------
                              Timothy L. Burke, Vice President and Treasurer